UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:
Fueled, Inc

Legal status of issuer

   Form: Delaware C-Corp

   Jurisdiction of Incorporation/Organization

   Date of organization: July 2021

Physical address of issuer:

5141 Newton Street
Denver, Colorado 80221

Website of issuer: https://fueled.io

Current number of employees: 3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$35,211.28	$72,512.43
Cash & Cash Equivalents	$35,211.28	$72,512.43
Accounts Receivable	0	0
Short-term Debt	9719.36	1504.22
Long-term Debt	46,473.44	76964.11
Revenues/Sales	116,929.80	57,193.24
Cost of Goods Sold	393,453.84	260456.78
Taxes Paid	0	0
Net Income	-276,524.04	-199,635.27

FORM C-AR

FUELED, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Fueled, Inc. a Delaware C-Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which re- quires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,   2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is December 31, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.